UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On February 27, 2025, PainReform Ltd. (the “Company”) announced that it will hold a a Extraordinary General Meeting of the Shareholders on April 3, 2025 at 3:00 p.m. (Israel time) at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel. In connection with the meeting, the Company furnishes the following documents:

1.
A copy of the Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025	PAINREFORM LTD.

	By:	/s/ Ehud Geller
Ehud Geller
Interim Chief Executive Officer